787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 22, 2018

VIA EDGAR

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Variable Series Funds, Inc. – BlackRock International Index V.I. Fund and
BlackRock Small Cap Index V.I. Fund
Post-Effective Amendment No. 89 under the Securities Act of 1933 and Amendment No. 90 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File Nos. 002-74452 and 811-03290)

Dear Ms. O’Neal:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on November 20, 2017, regarding Post-Effective Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 90 under the Investment Company Act of 1940, as amended, which was filed with the Commission on October 3, 2017, with respect to the BlackRock International Index V.I. Fund and the BlackRock Small Cap Index V.I. Fund, new series of the Registrant (each, a “Fund” and together, the “Funds”).

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 1:	Please make conforming changes throughout the Post-Effective Amendment for both Funds, where appropriate, in response to the Staff’s comments.

Response No. 1:	The Registrant has made conforming changes throughout the Post-Effective Amendment where appropriate.

Comment No. 2:	With respect to the subsections entitled “Fund Overview – Fees and Expenses of the Fund,” please provide the Staff with completed fee tables and expense examples in the Response Letter at least one week before the Post-Effective Amendment goes effective.

Response No. 2:	The requested information is provided below in Appendix A.

Comment No. 3:	Please confirm whether the waivers made by BlackRock disclosed in Footnote No. 2 of the subsection of each Prospectus entitled “Fund Overview – Fees and Expenses of the Fund” are subject to recoupment from each Fund. If so, please explain the terms and conditions of the recoupment in Footnote No. 2.

Response No. 3:	The Registrant confirms that BlackRock may recoup expense reimbursements and/or waived fees from each Fund, and it has revised the relevant footnote to reflect this. While the Registrant respectfully declines to add disclosure with respect to the terms and conditions of the recoupment in the relevant footnote, it has, however, added this disclosure in Item 10 of the Amendment.

Comment No. 4:	In the subsection of each Prospectus entitled “Fund Overview – Principal Investment Strategies of the Fund,” please disclose the market capitalization of the issuers in which each Fund may invest.

Response No. 4:	The Registrant respectfully submits that it is not aware of a requirement to disclose market capitalization ranges. Accordingly, it has not modified the disclosure. The Registrant notes, however, that each Fund will invest in the common stock of issuers with market capitalizations similar to those included in its respective Underlying Index.

Comment No. 5:	In the subsection of each Prospectus entitled “Fund Overview – Principal Investment Strategies of the Fund,” please disclose the particular derivatives in which each Fund will invest.

Response No. 5:	The Registrant has made the requested changes.

Comment No. 6:	In the subsection of each Prospectus entitled “Fund Overview – Principal Risks of Investing in the Fund,” please add passive investment risk.

Response No. 6:	The Registrant has made the requested changes.

Comment No. 7:	In the subsection of each Prospectus entitled “Details About the Fund,” please provide a brief description of the rebalancing/reconstitution process of each Fund’s respective Underlying Index.

Response No. 7:	The Registrant respectfully submits that it is not aware of a requirement to disclose third party index methodology. The Registrant believes that the description provided for the Underlying Index of each Fund in the above-referenced subsection is sufficient. Accordingly, it has not modified the disclosure. The Registrant notes, however, that each Fund will follow the methodology of its respective Underlying Index to the extent it is consistent with the Fund’s strategies.

Comment No. 8:	For the BlackRock Small Cap Index V.I. Fund, please include a sentence in the subsection of the Prospectus entitled “Fund Overview – Key Facts About BlackRock Small Cap Index V.I. Fund – Principal Investment Strategies of the Fund” concerning the size of the U.S. companies included in the Russell 2000.

Response No. 8:	The requested change has been made.

In closing, we remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding a Fund.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC
Gladys Chang, Esq., BlackRock, Inc.
Kiersten Zara, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP

Appendix A

BlackRock International Index V.I. Fund

Shareholder Fees

(fees paid directly from your investment)

The Fund is not subject to any shareholder fees.

Class I shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.08%
Distribution and/or Service (12b-1 Fees)	None
Other Expenses[2]	0.18%
Total Annual Fund Operating Expenses	0.26%
Fee Waivers and/or Expense Reimbursements[1,3]	—
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements[1,3]	0.26%

1	As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock Advisors, LLC (“BlackRock”) has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock or its affiliates that have a contractual management fee, through April 30, 2021. The contractual agreement may be terminated upon 90 days’ notice by a majority of the non-interested directors of BlackRock Variable Series Funds, Inc. (the “Company”) or by a vote of a majority of the outstanding voting securities of the Fund.
2	Other Expenses are based on estimated amounts for the current fiscal year.
3	As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 0.27% of average daily net assets through April 30, 2021. The Fund may have to repay some of these waivers and/or reimbursements to BlackRock in the two years following such waivers and/or reimbursements. BlackRock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.05% of average daily net assets through April 30, 2021. Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of the Company or by a vote of a majority of the outstanding voting securities of the Fund.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the relevant Fund with the cost of investing in other mutual funds. This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not reflect charges imposed by the Contract. See the Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	One Year	Three Years
Class I Shares	$27	$84

BlackRock Small Cap Index V.I. Fund

Shareholder Fees

(fees paid directly from your investment)

The Fund is not subject to any shareholder fees.

Class I shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.08%
Distribution and/or Service (12b-1 Fees)	None
Other Expenses[2]	0.14%
Total Annual Fund Operating Expenses	0.22%
Fee Waivers and/or Expense Reimbursements[1,3]	—
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements[1,3]	0.22%

1	As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock Advisors, LLC (“BlackRock”) has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock or its affiliates that have a contractual management fee, through April 30, 2021. The contractual agreement may be terminated upon 90 days’ notice by a majority of the non-interested directors of BlackRock Variable Series Funds, Inc. (the “Company”) or by a vote of a majority of the outstanding voting securities of the Fund.
2	Other Expenses are based on estimated amounts for the current fiscal year.
3	As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 0.22% of average daily net assets through April 30, 2021. The Fund may have to repay some of these waivers and/or reimbursements to BlackRock in the two years following such waivers and/or reimbursements. BlackRock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.05% of average daily net assets through April 30, 2021. Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of the Company or by a vote of a majority of the outstanding voting securities of the Fund.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the relevant Fund with the cost of investing in other mutual funds. This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not reflect charges imposed by the Contract. See the Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	One Year	Three Years
Class I Shares	$23	$71